[Cardinal Ethanol Letterhead]
June 9, 2006
VIA FACSIMILE
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Cardinal Ethanol, LLC Registration Statement on Form SB-2 File No. 333-131749
Dear Mr. Spirgel:
Please accept this letter as a request by Cardinal Ethanol, LLC (the “Company”) to accelerate the effective date of the registration statement currently pending before the SEC to Monday, June 12, 2006 at 4:00 p.m. EST or as soon as reasonably practicable thereafter. We believe that none of the circumstances described in Rule 461(b) exist and that acceleration of the effective date is proper and beneficial.
We acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

Sincerely, CARDINAL ETHANOL, LLC
By:	/s/ Troy Prescott
Troy Prescott, Chairman

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